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                               October 9, 2020

       Michael Gershon
       Chief Legal Officer
       HF Enterprises Inc.
       4800 Montgomery Lane
       Suite 210
       Bethesda, MD 20814

                                                        Re: HF Enterprises Inc.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed September 18,
2020
                                                            File No. 333-235693

       Dear Mr. Gershon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

       Form S-1/A filed September 18, 2020

       General

   1. Please file a revised legal opinion that identifies the number of securities being issued.
       Note 10. Related Party Transactions
       Deposit Received from Warrants Exercise, page F-27

   2. We note your disclosure that the deposit of $1,419,605 received for a warrant exercise to acquire shares of Alset
International was recorded in accounts payable and accrued
                                                        expenses as of June 30,
2020. It appears that you have reflected the deposit as an
                                                        operating cash inflow
on your Condensed Consolidated Statements of Cash Flows. Please
 Michael Gershon
HF Enterprises Inc.
October 9, 2020
Page 2
      tell us what consideration you gave to ASC 230-10-45-12(b) when determining how to reflect this deposit.
Note 17. Subsequent Events
Changes of Ownership Percentage of Alset International, page F-38

3. We note your response to prior comment 2. Please revise to disclose the information provided in your response regarding your accounting for the deconsolidation of Alset
      International during the period that the Company   s ownership percentage
of Alset
      International was less than 50%. Also, revise to disclose the amount of the loss that you recognized relating to the above accounting.
       You may contact Jorge Bonilla at (202) 551-3414 or Kristi Marrone at
(202) 551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Jim Lopez at (202) 551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Gershon
                                                            Division of
Corporation Finance
Comapany NameHF Enterprises Inc.
                                                            Office of Real
Estate & Construction
October 9, 2020 Page 2
cc:       Darrin M. Ocasio, Esq.
FirstName LastName